UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Building Center, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Kansas

      Date of organization
      February 7, 2017

Physical address of issuer
143 W. Main St, Marion, KS 66861

Website of issuer
www.thebuildingcenter.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
April 10, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7 (five full-time; two part-time)

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 31, 2020)**
Total Assets	$609,605	$405,094
Cash & Cash Equivalents	$46,490	$98,035
Accounts Receivable	$38,379	$24,715
Short-term Debt	$102,294	$46,020
Long-term Debt	$1,104,690	$698,401
Revenues/Sales	$1,470,088	$1,204,150
Cost of Goods Sold	$1,019,927	$776,344
Taxes Paid	$4,596	$3,994
Net Income (Loss)	$(193,691)	$9,748

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 7, 2022

FORM C

Up to $1,000,000.00

The Building Center, LLC



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The Building Center, LLC, a Kansas limited liability company (the "Company," "Building Center" or the "Issuer", as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES." In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$5,000.00	$995,000.00

(1)   This excludes fees to the Issuer's advisors, such as attorneys and accountants.

(2)   As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.thebuildingcenter.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 7, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.thebuildingcenter.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act'), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Building Center, LLC (the "Company," "we," "us" or "our") is a Kansas limited liability company, formed on February 7, 2017.

The Company is located at 143 W. Main St, 143 W. Main St, Marion, KS 66861.

The Company's website is www.thebuildingcenter.com.

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Founded in 2017, The Building Center is a full-service lumber yard and home building supply center for contractors, homeowners, and businesses alike that is currently focusing on rural U.S. markets. Services include, but are not limited to, delivery, technical sales expertise, and information to help homeowners to make well informed decisions. Its products are brand-specific, and the company works to keep all sales associates well informed of how they are used, how they are installed, and what products could be better suited to a homeowner's situation. Some of these products include dimensional lumber, panel lumber, decking, fencing, concrete, tools, fasteners, roofing, insulation, hardwoods, siding, soffit, fascia, windows, doors, and any other products that might be needed for a variety of jobs and situations.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$1,000,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,000,000 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 10, 2023
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services and products is highly competitive.
We face competition with respect to any services and products that we may seek to develop or commercialize now or in the future. Our competitors include major companies worldwide. Many

of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services and products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services and products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

As a distributor of various lumber yard products, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse material impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Customers often finance purchases of our products, particularly lumber.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Our success depends on the experience and skill of our managing members and our executive officers and key employees.
In particular, we are dependent on Jason Wheeler, Morgan Wheeler, and John Wheeler who are our VP of Operations, President, and CEO, respectively. We have entered into, or intend to enter into, employment agreements with Morgan Wheeler and John Wheeler although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of Morgan Wheeler and John Wheeler or any member of our managing members or executive officers could harm our business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary employees and other personnel who have the needed experience.

Recruiting and retaining highly qualified employees and other personnel is critical to our success. These demands may require us to hire additional employees and other personnel and will require our existing management personnel to develop additional expertise. We face intense competition for employees and other personnel. The failure to attract and retain employees and other personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining employees and other personnel in key positions, we could suffer from delays in product offerings, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have indicated that we are engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. Our business could be materially and adversely affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in our supply chain processes, restrictions on the export or shipment of products necessary to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business.

If our employees or employees of any of our vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect our customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our business including: marketing, sales efforts and supply chain. If we purchase materials from suppliers in affected areas, we may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for

13

our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.
We are dependent on Jason Wheeler, Morgan Wheeler, and John Wheeler who are our VP of Operations, President, and CEO, respectively, in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jason Wheeler, Morgan Wheeler, or John Wheeler die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect us and our operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the Securities and underlying ownership interests of our Company. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

The Securities do not accrue interest or otherwise compensate Investors for the period in which we use proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which we use the proceeds from the Offering before a possible equity financing or liquidity event that could result in the conversion of the Securities.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board

of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership interests for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's ownership interests for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 98% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Kansas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. Some or all of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER

FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Building Center is a full-service lumber yard and home building supply center for contractors, homeowners, and businesses alike that is currently focusing on rural U.S. markets. Services include, but are not limited to, delivery, technical sales expertise, and information for homeowners to make well informed decisions. Products are brand specific so that all sales associates are well informed of how they are used, how they are installed, and what products will benefit the homeowner's situation the best. Products include, but are not limited to, dimensional lumber, panel lumber, decking, fencing, concrete, tools, fasteners, roofing, insulation, hardwoods, siding, soffit, fascia, windows, doors and any other products that might be needed for a variety of jobs and situations.

Business Plan

The Building Center, a retail lumber yard, is the last level of distribution before the end consumer. Therefore, its primary customers include contractors and homeowners that purchase materials for home improvement projects. Because home improvement projects can be simple or complex, The Building Center employs knowledgeable workers who can help educate and understand its customers' diverse project needs. Its marketing strategies include, but are not limited to, promotions, online advertisements, training sessions, customer calls, and customer interaction at the store and jobsite.

The company's pricing policy reflects those of the big "box" stores, but they utilize focused product lines and seek less overhead and inventory risk. The Building Center seeks to anticipate and provide better customer service to the rural demographic, which can complement its expertise and understanding of its products.

How Products are Sourced

The Building Center reports that they have developed relationships with many distributors/suppliers to source the products that they sell at its two yards. Founder and CEO John Wheeler has built relationships through prior employment at Boise Cascade and Forest Products Supply.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Retail lumber yard	We sell all facets of building	Rural US markets

	materials and items for the construction industry.	

The Building Center is a full-service lumber yard and home building supply center for contractors, homeowners, and businesses alike that is currently focusing on rural U.S. markets. The customer typically either picks up the materials at our stores or we deliver to the jobsite or home.

Competition

The Building Center's primary competitors are other small independent lumber and contractor yards and "box" stores such as Home Depot, Lowes, Walmart, and Ace Hardware.

Our focus is customer service by being where the customer needs us, when they need us. Due to our vendor relationships and specific product mix, we are able to offer quality products at a competitive price in close proximity of the customer.

Customer Base

Contractors, homeowners, and businesses.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Retail	Kansas Department of Revenue	Retailers' Sales Tax Registration Certificate	February 15, 2017	March 6, 2017

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company and/or any of its officers, directors or key employees relating to the Company's business.

Other

The Company's principal address is 143 W. Main St, Marion, KS 66861. The Building Center has another retail location at 611 Orchard, Hillsboro, KS 67063.

The Company conducts business primarily in Kansas, but as the business grows, we plan to expand to additional states. The Company currently does not have any subsidiaries.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	0.00%	$0	0.50%	$5,000
New yard down payment	0.00%	$0	30.00%	$300,000
Vendor payables	100.00%	$25,000	30.00%	$300,000
ARF Loan	0.00%	$0	12.50%	$125,000
Working Capital	0.00%	$0	27.00%	$270,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has the discretion to alter the use of proceeds, without notice, based on general economic conditions or a change in business needs.

MANAGING MEMBERS, OFFICERS AND EMPLOYEES

Managing Members & Officers of the Company

The managing managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Morgan Wheeler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Managing Member, September 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, The Building Center, September 2017 – Present, Responsibilities include all things sales, marketing, and purchasing-related matters since inception.

Education & Qualifications

Associate degree, Entrepreneurial and Small Business Operations, Hutchinson Community College. Additionally, he is currently pursuing a Bachelor's degree at Wichita State University.

Name

John Wheeler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO and Managing Member, February 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, The Building Center, February 2017 – Present, Responsible for all things related to accounts receivable, accounts payable, accounting, and commodity purchases.

Education & Qualifications

Bachelor's Degree in History, Idaho State University

Name

Jason Wheeler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, VP of Operations and Managing Member, September 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Operations (part-time), The Building Center, September 2017 – Present, General operations, managing delivery vehicles and logistics.

Municipal Water Plant Manager, City of Hillsboro, March 2022 – Present, Responsible for directing the daily operations at the City of Hillsboro water plant.

Municipal Water Plant Manager, City of Marion, January 2012 – March 2022, Responsible for directing the daily operations at the City of Marion water plant.

Education & Qualifications

Bachelor's Degree in Sociology, Emporia State University

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Kansas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five full-time employees and two part-time employees in Kansas. The Company does not have any employment or labor agreements with any of its officers.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount Authorized	10,000 Units
Amount Issued and Outstanding	8,000 Units
Voting Rights	One vote per Unit
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding as of September 30, 2022:

Type of debt	Bank Loan
Name of creditor	Tampa State Bank x6460
Amount outstanding	$57,786.11
Interest rate and payment schedule	5% per annum Monthly payment: $1,217.27
Amortization schedule	N/A
Describe any collateral or security	2019 Isuzu truck, accounts and other rights to payment, inventory, equipment, instruments and chattel paper, general intangibles, documents, government payments and programs, investment property, and deposit accounts
Maturity date	February 10, 2027
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Tampa State Bank x5200
Amount outstanding	$142,199.57
Interest rate and payment schedule	7% per annum (variable) Monthly payments of accrued interest calculated on the amount of credit outstanding beginning on December 10, 2018, followed by 60 monthly payments of $3,181.42 beginning on January 1, 2024. The Building Center is currently making weekly payments of $750.
Amortization schedule	N/A
Describe any collateral or security	Accounts, equipment, instruments & chattel paper, general intangibles, documents, inventory, investment property and deposit accounts
Maturity date	December 1, 2028
Other material terms	Rate is variable – the future rate will be 1.75% above the following index rate: U.S. prime rate is the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The rate on this note may change as often as every 3rd month beginning January 1, 2019. The line of credit is open-ended up to $160K until 12/1/23.

Type of debt	Line of Credit
Name of creditor	Tampa State Bank x2040
Amount outstanding	$140,060.25
Interest rate and payment schedule	6% per annum Principal and accrued interest due and payable on maturity date.
Amortization schedule	N/A
Describe any collateral or security	Accounts, equipment, instruments & chattel paper, general intangibles, documents, inventory, investment property and deposit accounts
Maturity date	September 12, 2023
Other material terms	The line of credit is open-ended up to $150K until September 12, 2023.

Type of debt	Line of Credit
Name of creditor	Tampa State Bank x6820
Amount outstanding	$186,370.65
Interest rate and payment schedule	5% per annum Principal and accrued interest due and payable on maturity date.
Amortization schedule	N/A
Describe any collateral or security	Accounts, equipment, instruments & chattel paper, general intangibles, documents, inventory, investment property and deposit accounts
Maturity date	March 31, 2023
Other material terms	The line of credit is open-ended up to the max amount of $200,000 until March 31, 2023.

Type of debt	Bank Loan
Name of creditor	Tampa State Bank x0920
Amount outstanding	$3,693.48
Interest rate and payment schedule	7.25% per annum Monthly payment: $319.84
Amortization schedule	N/A
Describe any collateral or security	2011 Chevy truck
Maturity date	July 6, 2023
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	Tampa State Bank x9300
Amount outstanding	$147,021.03
Interest rate and payment schedule	5.9 per annum% Monthly payment: $2,643.84
Amortization schedule	N/A
Describe any collateral or security	All equipment; fixtures; inventory; accounts; instruments; chattel paper; general intangibles; now owned and hereafter acquired
Maturity date	September 13, 2027
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	Tampa State Bank x1700
Amount outstanding	$33,798.96
Interest rate and payment schedule	5.75% per annum Monthly payment: $952.21
Amortization schedule	N/A
Describe any collateral or security	2020 Ford truck, accounts and other rights to payment, inventory, equipment, instruments and chattel paper, general intangibles, documents, government payments and programs, investment property, and deposit accounts
Maturity date	December 6, 2025
Other material terms	Company agrees to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, on the same fixed rate basis in effect before maturity.

Type of debt	Bank Loan
Name of creditor	Tampa State Bank x9550
Amount outstanding	$78,760.95
Interest rate and payment schedule	4.75% per annum Monthly payment: $1,876.18
Amortization schedule	N/A
Describe any collateral or security	2019 Ford truck, accounts and other rights to payment, inventory, equipment, instruments and chattel paper, general intangibles, documents, government payments and programs, investment property, and deposit accounts
Maturity date	July 13, 2026
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	ARF/Timberland Bank x8900
Amount outstanding	$295,714.29
Interest rate and payment schedule	33% per annum The Building Center pays ARF $4,788.46 every Wednesday
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	July 31, 2023
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Capital One
Amount outstanding	$9,506.62
Interest rate and payment schedule	24.4% per annum The company typically pays between $1,000 and $5,000 each month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Rolling maturity date

Type of debt	Credit Card
Name of creditor	Cabela's Capital One
Amount outstanding	$13,734.97
Interest rate and payment schedule	19.74% per annum 7.99% for purchases at Bass Pro Shops and Cabela's The company typically pays between $1,000 and $5,000 each month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Rolling maturity date

Type of debt	Bank Loan
Name of creditor	Network Kansas StartUp KS
Amount outstanding	$41,137.09
Interest rate and payment schedule	5.00% per annum Monthly payment: $477.29
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	August 1, 2031
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	Network Kansas Hillsboro E-community
Amount outstanding	$16,333.12
Interest rate and payment schedule	4.00% per annum Monthly payment: $181.74
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	August 1, 2031
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	Network Kansas Restart Kansas
Amount outstanding	$11,973.07
Interest rate and payment schedule	2.00% per annum Monthly payment: $325.43
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	November 1, 2025
Other material terms	N/A

Type of debt	Bank Loan
Name of creditor	Network Kansas Marion E-Community
Amount outstanding	$18,409.92
Interest rate and payment schedule	5.00% per annum Monthly payment: $636.03
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	November 1, 2024
Other material terms	N/A

Type of debt	Short-term Loan
Name of creditor	John Wheeler
Amount outstanding	$1,060.00
Interest rate and payment schedule	Founder has agreed to defer payment.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

Type of debt	Economic Injury Disaster Loan
Name of creditor	U.S. Small Business Administration
Amount outstanding	$95,529.00
Interest rate and payment schedule	3.75% per annum Monthly Payment: $500.000
Amortization schedule	N/A
Describe any collateral or security	Inventory, equipment, instruments, including promissory notes, chattel paper, including tangible chattel paper and electronic chattel paper, documents, letter of credit rights, accounts, including health-care insurance receivables and credit card receivables, deposit accounts, commercial tort claims, general intangibles, including payment intangibles and software, and as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code
Maturity date	April 20, 2050
Other material terms	Loan proceeds to be used solely as working capital to alleviate economic injury caused by disaster in January 2020. If the borrower violates the terms of the loan it will be considered in default and must be repaid immediately in full.

The Company has not conducted any offerings, exempt or not, in the past three years.

Ownership

Morgan Wheeler owns 98% of the Company and Jason Wheeler owns the other 2% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Morgan Wheeler	98.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$1,470,088	N/A	$4,596

Operations

For the fiscal year ended December 31, 2021, the Company had sales of $1,470,088, an increase from $1,204,150 for the same period in 2020. The improvement in income (both a reduction in net loss and increase in profitability) came about as a result of the opening of our new store in Hillsboro, KS in August 2021.

The Company intends to improve profitability over the next 12 months by adding facilities/stores through a continued focus on sales in our Hillsboro, KS store and by maintaining and improving sales in its primary Marion, KS location. They intend on adding additional facilities to continue its expansion and seek existing lumber yards that meets its criteria.

Liquidity and Capital Resources

The expected Offering proceeds are important to our business and operations. While not dependent on the expected Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically we intend to use the funds on product development, hiring additional staff, business operations, and marketing. Because we have already allocated the expected proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity, as we currently have $90,695 in cash on hand as of September 30, 2022, which will be augmented by the expected Offering proceeds and used to execute our business strategy.

In addition to the expected proceeds from the Offering, the Company has the following sources of capital: three (3) lines of credit of which $40,000 out of $510,000 is currently available.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 of Crowd Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 10, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Ownership Interests and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$7,000,000

Discount
20%

Dividends

The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives ownership interests in our company at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our Company and you, as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into ownership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into ownership interests of our Company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred ownership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into preferred ownership interests in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred ownership interests that are issued in connection with the Qualified Equity Financing, which we refer to as "Conversion Interests," equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive ownership interests of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per ownership interest for preferred ownership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred ownership interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per ownership interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the members of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the Company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as:

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of ownership interests of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred ownership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and *pro rata* among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Membership Agreement
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company has adopted the Operating Agreement, dated as of January 31, 2017, entered into by John Wheeler and Morgan Wheeler, which will need to be amended and/or replaced with a new agreement upon conversion of any Conversion Interests into membership interests of the Company.

No Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions
Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities.

Tax Matters

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Rent
Related Person/Entity	Morgan Wheeler (98% owner) and John Wheeler CEO
Relationship to the Company	Morgan Wheeler (98% owner), and John Wheeler CEO (Morgan is the son of John Wheeler)
Total amount of money involved	$5,000.00 per month
Benefits or compensation received by related person	Rental income
Benefits or compensation received by Company	Facilities and land to conduct business
Description of the transaction	The Building Center rents the land and facilities for both locations from Billings Properties LLC, of which John and Morgan Wheeler each own 50%. The Company expects to continue this arrangement if and when locations are added, with future lease payments to be determined.

Transaction Type	Short-term Loan
Related Person/Entity	John Wheeler
Relationship to the Company	CEO
Total amount of money involved	$1,060.00
Benefits or compensation received by related person	Ongoing operations
Benefits or compensation received by Company	Operating capital
Description of the transaction	Short-term loan from the John Wheeler to The Building Center

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *John Wheeler*
(Signature)

John Wheeler
(Name)

CEO, Acting CFO and Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Morgan Wheeler*
(Signature)

Morgan Wheeler
(Name)

President and Managing Member
(Title)

November 7, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A

Financial Statements

THE BUILDING CENTER, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Building Center, LLC
Marion, KS

We have reviewed the accompanying financial statements of The Building Center, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 26, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE BUILDING CENTER, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 46,490	$ 98,035
Inventory	287,006	163,455
Accounts Receivable	38,379	24,715
Related Party Note Receivable A	6,500	-
Related Party Note Receivable B	-	3,500
TOTAL CURRENT ASSETS	378,375	289,705
NON-CURRENT ASSETS		
Fixed Assets	370,059	211,862
Accumulated Depreciation	(147,930)	(104,342)
Intangible Assets	20,131	12,631
Accumulated Amortization	(11,030)	(4,762)
TOTAL NON-CURRENT ASSETS	231,230	115,389
TOTAL ASSETS	$ 609,605	$ 405,094

THE BUILDING CENTER, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	2020
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Unearned Revenue	50,994	25,964
Accounts Payable	44,507	11,948
Accrued Expenses	5,733	7,048
Related Party Loan	1,060	1,060
TOTAL CURRENT LIABILITIES	102,294	46,020
NON-CURRENT LIABILITIES		
Notes Payable-A	163,841	179,406
Notes Payable-B	145,979	151,534
Notes Payable-C	21,645	33,000
Notes Payable-D	6,292	9,546
Notes Payable-E	248,186	137,138
Notes Payable-F	99,334	29,634
Notes Payable-G	-	15,623
Notes Payable-H	122,412	-
Notes Payable-I	92,563	-
Notes Payable-J	3,347	-
Notes Payable-K	2,768	-
EIDL Loan	96,029	96,500
TOTAL LIABILITIES	1,104,690	698,401
MEMBERS' EQUITY		
Contributed Capital	(2,617)	5,470
Retained Deficit	(492,468)	(298,777)
TOTAL MEMBERS' EQUITY	(495,085)	(293,307)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 609,605	$ 405,094

THE BUILDING CENTER, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
Operating Income		
Sales	$ 1,470,088	$ 1,204,150
Cost of Goods Sold	1,019,927	776,344
Gross Profit	450,161	427,806
Operating Expense		
Compensation and Benefits	230,187	181,606
General & Administrative	172,595	112,768
Rent	66,000	18,500
Depreciation	43,588	37,536
Legal & Professional	20,825	26,999
Amortization	7,268	3,706
Advertising & Marketing	3,727	6,916
	544,190	388,031
Net Income (Loss) from Operations	(94,029)	39,775
Other Income (Expense)		
Other Income	7,474	62,460
Loss on Disposal of Assets	(3,800)	-
Taxes	(4,596)	(3,994)
Interest Expense	(98,739)	(88,493)
Net Income (Loss)	$ (193,691)	$ 9,748

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

THE BUILDING CENTER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (193,691)	$ 9,748
Depreciation	43,588	37,536
Amortization	6,268	3,706
Change in Accounts Payable	32,559	(21,581)
Change in Unearned Revenue	25,030	25,964
Change in Related Party Note Receivable A	6,500	-
Change in Related Party Note Receivable B	3,500	(3,500)
Change in Accrued Expenses	(1,315)	3,657
Change in Accounts Receivable	(13,664)	(14,845)
Change in Inventory	(123,551)	(50,178)
Net Cash Flows From Operating Activities	(214,776)	(9,493)
Cash Flows From Investing Activities		
Acquisition of Intangible Assets	(7,500)	(4,500)
Purchase of Fixed Assets	(158,197)	(47,153)
Net Cash Flows From Investing Activities	(165,697)	(51,653)
Cash Flows From Financing Activities		
Proceeds from Borrowings	337,485	28,779
Issuance/(Repayment) of EIDL Loan	(471)	96,500
Draws on Contributions	(8,087)	(800)
Net Cash Flows From Financing Activities	328,927	124,479
Cash at Beginning of Period	98,035	34,700
Net Increase (Decrease) In Cash	(51,546)	63,333
Cash at End of Period	$ 46,490	$ 98,035

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

THE BUILDING CENTER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ 6,270	$ (308,525)	$ (302,255)
Draws on Contributions	(800)		(800)
Net Income		9,748	9,748
Balance at December 31, 2020	$ 5,470	$ (298,777)	$ (293,307)
Draws on Contributions	(8,087)		(8,087)
Net Loss		(193,691)	(193,691)
Balance at December 31, 2021	$ (2,617)	$ (492,468)	$ (495,085)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Building Center, LLC ("the Company") is a limited liability company organized under the state of Kansas. The Company is a lumber yard chain that offers building materials for home improvement projects.

The Company is affiliated with two other entities, Billing Properties, LLC and Rural Community Development, LLC. Billing Properties, LLC is a real estate company that owns the land where The Building Center ("the Company") is located. Rural Community Development, LLC is a customer of the Company.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 of $193,691.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 26, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of cost or market value.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

The Company has an agreement with UCA (Universal Charge Accounts, Inc.) to receive immediate funding from existing accounts receivables in exchange for 3% of all receivable accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

In 2021, the Company disposed a portion of its loan costs. A loss was recognized in the amount of $3,800.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property and loan origination fees. The company will amortize these assets over management's estimate of their useful life.

Unearned Revenue

The Company received revenue advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after one year of the operating cycle.

Related Party Note Receivable A

In 2021, the Company granted a credit to Billing Properties, LLC, an affiliate company, to cover certain expenses. The receivable does not accrue interest and has no scheduled repayment due date. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Note Receivable B

The Company has a note receivable with a related party in the amount of $3,500. The note receivable represents advancements by the Company. The note receivable bears no interest and has no maturity date. As of 2021, all obligations have been fulfilled.

Leases

The Company currently occupies multiple retail spaces from Billing Properties, LLC, an affiliate company, under a non-cancellable operating lease. The leases are reviewed every two years and revised by management following the then-current market rate. Future minimum monthly payments due under the leases are as follows:

2022- $5,000
2023- $5,000

Advertising

The Company records advertising expenses in the year incurred.

Other Income – Disaster Assistance

In 2021 and 2020, the Company received disaster assistance in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"), the Covid-19 Economic Injury Disaster Loan Program ("EIDL").The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount. All debt associated with the SBA loan has been extinguished as it was determined that the company met the conditions for forgiveness of the loan amount.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Kansas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Loan

In 2021, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The note bears no interest and is payable at a future date to be determined by management.

Note Payable-A

In 2017, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-A"). The principal amount of the loan is $239,200 and bears an interest rate of 5.9% per annum. The Company makes monthly payments to both incurred interest and principal sum of $2,644 over a ten year-term.

Note Payable-B

In 2018, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-B"). The principal amount of the loan is $160,000 and bears an interest rate of 7.0% per annum. The Company makes monthly payments to both incurred interest and principal sum of $3,181 over a ten year-term.

Note Payable-C

In 2020, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-C"). The principal amount of the loan is $33,003 and bears an interest rate of 5.25% per annum. The Company makes monthly payments to both incurred interest and principal sum of $993 over a three year-term.

Note Payable-D

In 2018, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-B"). The principal amount of the loan is $16,053 and bears an interest rate of 7.25% per annum. The Company makes monthly payments to both incurred interest and principal sum of $320 over a five year-term.

Note Payable-E

In 2020, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable-F"). The note was refinance in 2021 and bears a revised interest rate of 1.33% and will mature in 2022. The Company makes monthly payments to both incurred interest and principal sum of $3,990 over a two year-term.

Note Payable-F

Since 2020, the company has issued a series of notes payable in exchange for cash for the purpose of funding operations ("the Note Payable-G"). The notes accrue interest at the average rate of 4% per annum and mature between 2024 through 2031.

Note Payable-G

In 2020, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-H"). The principal amount of the loan is $30,000 and bears an interest rate of 6.5% per annum. As of 2021, the loan has been paid off.

Note Payable-H

In 2021, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-J"). The principal amount of the Loan is $150,000 and bears an interest rate of 5.0% per annum. The Company makes monthly payments to both incurred interest and principal sum of $13,125 over a one year-term.

Note Payable-I

In 2021, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable-L"). The principal amount of the Loan is $100,011 and bears an interest rate of 4.75% per annum. The Company makes monthly payments to both incurred interest and principal sum of $1,876 over a five year-term.

Note Payable -J

In 2021, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable-M"). The note bears no interest and is payable at a future date to be determined by management.

Note Payable -K

In 2021, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable-N"). The note bears no interest and is payable at a future date to be determined by management.

EIDL Loan

In 2020, the Company received an Economic Injury Disaster Loan ("EIDL") in the amount of $96,500. The loan accrues at 3.75% per annum and will mature in 2050. The Company makes monthly payments to both incurred interest and principal sum of $471 during the year.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 26, 2022, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: The Building Center

Market: Retail Lumber Yard

Product: Building materials store

Company Highlights

- Awarded the 2022 Existing Business of the Year from the Kansas Small Business Development Center at Emporia State University[i]
- Less than four years after opening its first store, the company opened its second location in Hillsboro, Kansas in August 2021
- Regional winner of the 2019 Kansas Department of Commerce Business Excellence Award[ii]
- So far in 2022, through August, the company has generated $1.51 million in sales, up from $1.47 million generated for the entirety of 2021

WHY IT'S INTERESTING

Did you know that in the last two years, homeowners spent more time and money on home improvement projects than ever before?[iii] The home improvement market is being propelled due to rising disposable income, rapid urbanization, and an increase in younger consumers' desire to transform their homes to match their aesthetics and improve their living comfort.[iv] In fact, by the end of 2026, the United States home improvement market is expected to grow at a CAGR of 4.47% to $537.47 billion.[v] Consumers have the option to get their home improvement needs satisfied by big box players such as Home Depot or Lowe's. Additionally, "mom and pop" style small privately owned yards are capitalizing on this home improvement trend and serve as a big box alternative for consumers seeking local options.

The Building Center's family-owned business operates in the "rugged, get your hands dirty" industry that is dominated by the likes of Home Depot and Lowe's, The Building Center is dedicated to helping customers via offering competitively priced name brand home improvement products to rural locations while providing friendly and courteous service. The Building Center recognizes the importance and advantages of doing business in these smaller communities and sees an opportunity to focus on customer service as it looks to expand into rural areas that may not be attractive locations for the larger, big box retailers. From a growth model perspective, the company's target model is akin to a Dollar Tree and Dollar General. Lumber yard owners believe that big box retailers don't have the lumber selection that lumber yard companies like The Building Center do.[vi] To do this, The Building Center strives to build relationships and customer loyalty in ways that big box businesses might not capture. Lumber yards have a wealth of information to share with their customers that can go beyond what a big box retailer like Home Depot may provide.[vii]

The Building Center debuted its first location in Marion, Kansas, in December 2017. With physical expansion in mind, the business's second site in Hillsboro, Kansas, opened in August 2021. With operating hours every day of the week, the company aims to be a one-stop shop to fulfill peoples' building needs from lumber to roofing, tools



to appliances, and most everything in between.

The Building Center's progress has not gone unnoticed, as the company was awarded the 2022 Existing Business of the Year from the Kansas Small Business Development Center at Emporia State University.[viii] The company's Founder and CEO, John Wheeler, has a notable background which includes 13 years as a Product Manager at Boise Cascade, a North American manufacturer of wood products and wholesale distributor of building materials where John built meaningful relationships within the building materials and home improvement industry. The Building Center intends to use the proceeds from this round towards expanding its location footprint with a goal of five to seven yards open and operating by the end of 2024. The company's growth plan is to find existing lumber yard owners who are looking to sell and retire, in addition, to building new locations on their own.

Insert Drone Footage Video

EXECUTIVE SNAPSHOT

Founded in 2017, The Building Center is a full-service lumber yard and home building supply center for contractors, homeowners, and businesses alike that is currently focusing on rural U.S. markets. Services include, but are not limited to, delivery, technical sales expertise, and information to help homeowners to make well informed decisions. Its products are brand-specific, and the company works to keep all sales associates well informed of how they are used, how they are installed, and what products could be better suited to a homeowner's situation. Some of these products include dimensional lumber, panel lumber, decking, fencing, concrete, tools, fasteners, roofing, insulation, hardwoods, siding, soffit, fascia, windows, doors, and any other products that might be needed for a variety of jobs and situations.

Company Pitch Deck

COMPANY SUMMARY

Opportunity

Homeowners have spent more time and money on home improvement projects in the last two years than ever before.[ix] Further, the United States home improvement market that big box retailers and "mom and pop" style yards operate in is expected to grow at a CAGR of 4.47% to $537.47 billion by the end of 2026.[x] John Wheeler, CEO of The Building Center, perceives that many of these small yards have been, for the most part, very successful at their business, but not at their succession plans or exit plan. Ron Cordaro, owner of Dunmore Lumber, relayed a similar message, stating, "The owners are getting older and don't have kids who want to step up to the plate".[xi] With this trend in mind, The Building Center sees a potential growth opportunity to go in and buy out businesses in this situation to help further drive growth.

The Building Center is committed to operating in small towns across that may have lumber yards, or should. The US Census reported that approximately 76% of the roughly 19,500 incorporated places in the US had fewer than 5,000 people. Furthermore, almost 42% of those had fewer than 500 people.[xii] The company foresees a huge opportunity to grow in rural areas, as they see the value and benefit of doing business in these smaller communities. The Building Center looks to develop loyalty and relationships with its customer base in ways that big box stores may fall short.[xiii] Lumber yards deal in lumber day in and day out and have vast knowledge to share



that can go beyond what a big box store such as a Home Depot may be able to offer. Lumber yard businesses, such as The Building Center, believe that they offer greater selection than big box stores.[xiv]

Product

With a current focus on rural U.S. markets, The Building Center is a full-service lumber yard and home building supply center for contractors, homeowners, and businesses alike. Delivery, technical sales knowledge, and information to help homeowners make informed choices are just a few of the services offered. The company's products include dimensional lumber, panel lumber, tools, shipping, appliances, decking, and supplies. Products are brand-specific, and the company works to keep all sales associates well informed of how they are used, how they are installed, and what products could be better suited to a homeowner's situation

The Building Center offers the following general products:



Lumber

The Building Center carries a variety of top-quality lumber



Tools

Sells dependable tools from trusted brands such as DeWalt, Irwin, and Imperial Blades



Delivery

Offers shipping for supplies such as lumber to make it easier to spend more time on the job and less time traveling



Appliances

Sells high-quality and low-hassle Whirlpool appliance products



Decking

Sells luxury decking from companies such as Trex



Supplies

Sells supplies such as nails and screws for a variety of assembly and building needs from brands


such as GRK, Builders Choice, and
Cabot

The company has reported that its top 10 product lines are:

1. Lumber & panels (commodities)
2. Appliances (Whirpool, Maytag, Amana, GE)
3. Siding & trim (James Hardie & LP SmartSide)
4. Trex composite decking
5. Windows
6. Doors (interior & exterior)
7. Roofing (metal panel roofing, asphalt shingles, and accessories)
8. Specialty lumber (pattern stock, posts, beams, etc.)
9. Drywall & insulation
10. Hardware, millwork, and cabinets/countertops

Use of Proceeds

If the $25,000 minimum is raised, The Building Center intends to use 100% of the proceeds from this round towards vendor payable. On the other hand, if the $1 million maximum is raised the company plans to allocate the funds from this round towards vendor payables, a new yard down payment for a potential third location, working capital, and the ARF loan, which the company owed over $295,000 on as of the end of September 2022. Below is a use proceeds chart that depicts the allocation of each use of proceed that accounts for more than 1% of the maximum raise.



Product Roadmap

In 2023, The Building Center's goal is to have the newly purchased lumber yard running as quickly as possible after Jan 1 (when the current owner can exit). Additionally, sometime in 2023 or 2024, The Building Center will



look to hire its first truly "corporate" employee & its first "regional" employee. To take responsibility off the current CEO, the company currently projects a need for an administrative manager to oversee the back room and all things bookkeeping related. Additionally, they will look to hire a regional outside salesperson to take that load off the current President. At that point, the current CEO and President (John Wheeler and Morgan Wheeler – respectively) can shift their focus to further growing the business. This will also enable John to further train Morgan to be the future CEO of the company. By the end of 2024, the company's goal is to have five to seven yards open and operating. The Building Center foresees exploring the possibility of buying other small retail lumber yard chains to further accelerate its growth.

Business Model

The Building Center, a retail lumber yard, is the last level of distribution before the end consumer. Therefore, its primary customers include contractors and homeowners who purchase materials for home improvement projects. Because home improvement projects can be simple or complex, The Building Center employs knowledgeable workers who can help educate and understand its customers' diverse project needs. Its marketing strategies include, but are not limited to, promotions, online advertisements, training sessions, customer calls, and customer interaction at the store and jobsite.

The company's pricing policy reflects those of the big "box" stores, but they utilize focused product lines and seek less overhead and inventory risk. The Building Center seeks to anticipate and provide better customer service to the rural demographic, which can complement its expertise and understanding of its products.

How Products are Sourced

The Building Center reports that they have developed relationships with many distributors/suppliers to source the products that they sell at its two yards. Founder and CEO, John Wheeler, has built relationships through prior employment at Boise Cascade and Forest Products Supply.


USER TRACTION


Awards

The Building Center was awarded the 2022 Existing Business of the Year from the Kansas Small Business Development Center at Emporia State University.[xv]






Additionally, The Building Center was the regional winner of the 2019 Kansas Department of Commerce Business Excellence Award, which is given to businesses that contribute jobs and support their local communities.[xvi]



Vendors

The Building Center features preferred vendors including DeWalt, Trex Decking, and much more.[xvii]



 

 

 

 

 

 



Revenue and Gross Profit

In 2021, the Building Center generated $1.47 million in sales, up from $1.20 million in 2020. Furthermore, the company had $450,161 in gross profit in 2021 compared to $427,806 in 2020. Through August 2022, the company has generated $1.74 million in sales in 2022. Additionally, gross profit increased from $427,806 in 2020 to $450,161 in 2021. The Building Center's gross profit in 2022 through the month of September was $538,363.







Operating Expense

In 2021 the company had $544,190 in operating expenses, up from $388,031 in 2020. As of September 2022, the company had incurred $690,316 million in operating expenses in 2022. Diving deeper into 2021, the company allocated most of its operating expenses towards compensation, benefits, and general & administrative costs. A detailed breakdown of operating expenses uses by line item for 2020 and 2021 is as follows:









Net Income (Loss)

In 2021, The Building Center had a net loss of $193,691 while in 2020 the company generated $9,748 in net income. Through September 2022, the company has a current year net loss of $216,336. Throughout the first nine months of 2022, the company was burning approximately $20,000 of cash per month and ended September 2022 with $90,695 of cash on hand.

INDUSTRY AND MARKET ANALYSIS

Home Improvement

According to Research and Markets, the United States home improvement market was valued at $419.80 billion in 2020. The market is expected to grow at a CAGR of 4.47%, with revenues reaching around $537.47 billion by the end of 2026. The rapid increase in disposable income among the population, as well as the growing trend of home renovations and decoration, can be attributed to the growth of the US Home Improvement Market. There has been an increase in homeowner equity, which has doubled in the last five years, and with it, investment in improving one's home, which is also substantiating market growth. The advancement of the construction industry, which is working on the rehabilitation and renovation of old homes to modernize them, as well as increased investments in the sector, are also contributing to the market's growth. The United States home improvement market is split up between DIFM (do-it-for-me) and DIY (do-it-yourself). DIY projects are expected to grow at the fastest rate over the next five years. The DIY market is gaining popularity among the general public due to benefits such as cost-effectiveness, customer satisfaction, and personalized projects.[xviii]



U.S. Home Improvement Market
Market forecast to grow at a CAGR of 3.7%
USD 374.21 Billion
USD 537.47 Billion
2016
2026
https://www.researchandmarkets.com/reports/5550588
RESEARCH AND MARKETS
THE WORLD'S LARGEST MARKET RESEARCH STORE



Lumber Market

Lumber prices have been extremely volatile since the first COVID-19 lockdowns. There have been two significant spikes in lumber prices since 2020. Falling supply and rising demand forced lumber prices to increase over 300% from pre-pandemic levels through May 2021. The initial lockdown led suppliers to believe there would be a slowdown in demand, and in turn, production was reduced by 15% in April 2020 from 2019 levels. Fiscal and monetary stimulus, a home renovation boom, and notably low mortgage rates ultimately boosted demand for homebuilding and, consequently, for lumber.[xix]

Homebuilders took note of the rising lumber prices and halted many projects, which offered short-lived relief in lumber prices. The second wave of price increases occurred around the third quarter of 2021 through March 2022. Industry experts blame this second wave on supply-chain issues. Since that period, prices had dropped significantly.[xx]

Soaring mortgage rates and a slowing housing market continue to weigh on lumber prices, with the essential building material reaching a new 2022 low in September. Lumber futures hit a low of $413 per thousand board feet in September, a 64% year-to-date decline and a 76% drop from the record high set in May 2021. The ongoing decline in lumber prices has been primarily driven by a slowdown in the housing market, which has been severely impacted by the Federal Reserve's swift and aggressive interest rate hikes.[xxi]



MicroVentures

LUMBER Commodity

497.00 -1.50 (-0.30%)

12:06:00 PM MI Indication

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Venture Financings

The Building Center operates broadly within the Specialty Retail industry. The Specialty Retail industry received a record high of $23.91 billion in venture capital investment in 2021, spread across 1,357 deals. Venture capital investment for 2021 grew roughly 151% year-over-year. Other notable industry milestones from 2011 to 2021:[xxii]

- $67.57 billion invested between 2011 and 2021 across a total of 9,343 deals
- Median deal size of $2 million in 2021, a record high for the reporting period
- Median pre-money valuation of $13 million in 2021, a record high for the reporting period
- Median post-money valuation of $16.21 million in 2021, a record high for the reporting period





COMPETITORS

The Building Center's primary competitors are other small independent lumber and contractor yards and "box" stores such as Home Depot, Lowes, Walmart, and Ace Hardware which are further highlighted below:



Home Depot (NYSE: HD): Founded in 1978 and headquartered in Atlanta, Georgia, Home Depot is an American multinational home improvement retail corporation that sells, tools, construction products, appliances, and services. The company operates around 2,300 stores across North America with 500,000 associates. The company reports that its typical store averages around 105,000 square feet of indoor retail space, interconnected with an e-commerce business that offers more than one million products. Furthermore, 35,000 products are sold in store. Home Depot reportedly generated $151.2 billion in revenue in 2021.[xxiii]



Lowe's (NYSE: LOW): Lowe's, is an American retail company specializing in home improvement headquartered in Mooresville, North Carolina. The company, which was founded in 1946, operates a chain of retail stores in the United States and Canada. Lowe's has around 300,000 associates in the United States and Canada. Additionally, the company reports over 19 million transactions per week. In 2021, Lowe's generated $96.3 billion in sales.[xxiv] Lowe's has nearly 2,200 brick and mortar stores in the US and Canada, along with nine store support centers and 15 regional distribution centers across North America.[xxv]



Walmart (NYSE: WMT): Founded in Arkansas in 1962, Walmart is an American multinational retail corporation that operates a chain of hypermarkets, discount department stores, and grocery stores in the United States. The cornerstone of Walmart's business strategy is Every Day Low Prices (EDLP). According to the company, Walmart operates approximately 10,500 stores and clubs under 46 banners in 24 countries and ecommerce websites. The company employs around 2.3 million associates throughout the globe, with nearly 1.6 million in the



US alone. Walmart's presence is well understood, with 90% of the US population living within 10 miles of its stores. Furthermore, the company's online website, Walmart.com, sees up to 100 million unique visitors a month.[xxvi] In 2021, Walmart generated $559.2 billion in revenue, growing around $35 billion year-over-year.[xxvii]



Ace Hardware: Ace Hardware, is an American hardware retailers' cooperative based in Oak Brook, Illinois. The company was founded in 1924 and operates over 5,000 stores around the world with many of them independently owned and operated by local entrepreneurs.[xxviii] In 2021, Ace opened 206 new stores worldwide. Additionally, the company generated $8.6 billion in revenue, up from $7.8 billion the previous year. In total there were 58.1 million Ace Rewards Members as of the company's 2021 annual report.[xxix]

EXECUTIVE TEAM



John Wheeler, Co-Founder & CEO: John Wheeler founded The Building Center in 2017 and currently serves as the company's CEO where he is focused on all things accounting and commodity purchases related. Prior to founding The Building Center, John worked as a Sales Representative, Decking Specialist, and Product Manager at Forest Products Supply. Other experience includes 13 years as a Product Manager at Boise Cascade, a North American manufacturer of wood products and wholesale distributor of building materials. John holds a Bachelor's in History from Idaho State University.



Morgan Wheeler, Co-Founder & President: Morgan Wheeler has been with The Building Center since its inception in 2017 and is a co-owner and the President. In his role as President of the company he currently manages three full-time employees and oversees all things sales, marketing, and purchasing related. His duties include but are not limited to, customer acquisition, outside sales, operations development, human resources, customer relations, shipping logistics, product acquisition, merchandising, marketing, and market identification. Morgan is currently being trained by his father, John Wheeler, for the CEO position. Morgan holds an Associate's degree in Entrepreneurial and Small Business Operations from Hutchison Community College.



Jason Wheeler, Co-Founder & Vice President of Operations (Part-time): Longtime Marion County resident Jason Wheeler is a co-owner and the vice president of operations for the business. The company can concentrate on its building material and project needs thanks to Jason's local expertise and familiarity with our clients. In addition to his role at The Building Center, he holds a position as a Municipal Water Plant Manager in the city of Hillsboro, Kansas. Jason Holds a BA in Sociology from Emporia State University.

PAST FINANCING

The Building Center has no previous raise history.

INVESTMENT TERMS



Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1 million
Discount Rate: 20%
Valuation Cap: $7 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting membership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per membership interest by investors in the Qualified Equity Financing or (B) the price per membership interest paid on a $7 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Hillsboro Free Press: The Building Center Receives Recognition

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,



- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.hillsborofreepress.com/daily-life/the-building-center-receives-recognition

[ii] https://www.thebuildingcenter.com/news/the-building-center-receives-2019-business-excellence-award

[iii] https://www.statista.com/topics/7899/home-improvement-projects/#dossierKeyfigures

[iv] https://www.globenewswire.com/news-release/2022/05/02/2433733/0/en/Home-Improvement-Market-to-be-Worth-over-USD-500-Billion-by-2028-with-a-CAGR-of-6-40-BlueWeave-Consulting.html

[v] https://www.researchandmarkets.com/reports/5550588/united-states-home-improvement-market-by-product

[vi] https://www.jwlumber.com/2017/05/17/shop-lumber-yard/

[vii] https://www.investopedia.com/financial-edge/0212/big-box-stores-vs.-small-retailers.aspx

[viii] https://www.hillsborofreepress.com/daily-life/the-building-center-receives-recognition

[ix] https://www.statista.com/topics/7899/home-improvement-projects/#dossierKeyfigures

[x] https://www.researchandmarkets.com/reports/5550588/united-states-home-improvement-market-by-product

[xi] https://finance.yahoo.com/news/family-business-carries-despite-changes-040100373.html

[xii] https://www.census.gov/library/stories/2020/05/america-a-nation-of-small-towns.html#:~:text=Today%2C%20the%20U.S.%20Census%20Bureau,had%20fewer%20than%205%2C000%20people

[xiii] https://www.investopedia.com/financial-edge/0212/big-box-stores-vs.-small-retailers.aspx

[xiv] https://www.jwlumber.com/2017/05/17/shop-lumber-yard/

[xv] https://www.hillsborofreepress.com/daily-life/the-building-center-receives-recognition

[xvi] https://www.thebuildingcenter.com/news/the-building-center-receives-2019-business-excellence-award

[xvii] https://www.thebuildingcenter.com/vendors



[xviii] https://www.researchandmarkets.com/reports/5550588/united-states-home-improvement-market-by-product

[xix] https://fortune.com/2022/05/27/lumber-prices-nosedive-what-to-expect-next/

[xx] https://fortune.com/2022/05/27/lumber-prices-nosedive-what-to-expect-next/

[xxi] https://markets.businessinsider.com/news/commodities/lumber-prices-new-2022-low-mortgage-rates-approach-7-percent-2022-9

[xxii] Pitchbook Data, Inc.; Downloaded on June 30, 2022

[xxiii] https://corporate.homedepot.com/page/about-us

[xxiv] https://corporate.lowes.com/who-we-are

[xxv] https://corporate.lowes.com/who-we-are/our-locations

[xxvi] https://corporate.walmart.com/about

[xxvii] https://s201.q4cdn.com/262069030/files/doc_financials/2021/ar/WMT_2021_AnnualReport.pdf

[xxviii] https://www.acehardware.com/about-us

[xxix] https://www.acehardware.com/2021-annualreport

EXHIBIT C

Subscription Agreement

Subscription Agreement

The Building Center, LLC
143 W. Main St,
Marion, KS 66861

Ladies and Gentlemen:

The undersigned understands that The Building Center, LLC, a limited liability company organized under the laws of Kansas (the "Company"), is offering up to $1,000,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated November 7, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 10, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Michigan, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Except for the authorization and issuance of the Company's securities issuable in connection with a Qualified Equity Financing or a Corporate Transaction (as defined in the Securities) (the "Required Approvals"), the Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) Subject to the Company obtaining Required Approvals, the execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Subject to the Company obtaining Required Approvals, upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Subject to the Company obtaining Required Approvals and filing a Certificate of Amendment with the Secretary of State of the State of Michigan to increase the number of the Company's shares of common stock underlying any Company securities issuable in connection with a Qualified Equity Financing or a Corporate Transaction, assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**
   i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

   iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof

which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time. The undersigned acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Kansas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	143 W. Main St, Marion, KS 66861 E-mail: jmwheeler@thebuildingcenter.com Attention: John Wheeler
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

The Building Center, LLC
By_____ Name: John Wheeler Title: Co-Founder & CEO

EXHIBIT D

Crowd Note

The Building Center, LLC

CROWD NOTE

FOR VALUE RECEIVED, The Building Center, LLC, a Kansas limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 10, 2023.

1. Definitions.

   a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

   b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

   c. "**Corporate Transaction**" shall mean:
      i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction (the "**Required Approvals**"), all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note are valid and enforceable obligations of the Company that they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except for Required Approvals.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. Subject to the Company obtaining Required Approvals, the execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Organization or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. Subject to the Company obtaining Required Approvals, the Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f.   **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g.   **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a.   **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.   **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c.   **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d.   **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e.   **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f.   **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of capital stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Kansas as applied to other instruments made by Kansas residents to be performed entirely within the state of Kansas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

   g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

 i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

 j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

 a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

 b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

 c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

 d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Who We Are

Full-service lumber yard and home building supply center for contractors, homeowners, and businesses

- Founded in 2017 and currently operates in Kansas

- Services: delivery, technical sales expertise, and information for homeowners to help make well informed decisions

- Currently focusing on rural U.S. markets

- Two current locations – second location opened in August 2021

Products

Products include supplies, shipping, tools, decking, lumber, and appliances


Cabot
POLYURETHANE
SEMI-GLOSS SPAR VARNISH
SATIN SPAR VARNISH


building center


DEWALT


Visit trex.com or call 1-800-BUY-TREX




INVESTED

Market Opportunity



- In the last two years, homeowners spent more time and money on home improvement projects than ever before[1]

- The United States home improvement market was valued at $419.80 billion in 2020 and expected to grow at a CAGR of 4.47% with revenues reaching around $537.47 billion by the end of 2026[2]

1) https://www.statista.com/topics/7899/home-improvement-projects/
2) https://www.researchandmarkets.com/reports/5550588/united-states-home-improvement-market-by-product

Growth Strategy

- The Building Center intends to use the proceeds from this up to $1 million round towards expanding its location footprint with a goal of having five to seven yards open and operating by the end of 2024

- The company's growth plan is to find existing lumber yard owners who are looking to sell and retire, in addition, to building new locations on their own.

Traction





- Awarded the 2022 Existing Business of the Year from the Kansas Small Business Development Center at Emporia State University[1]

- Regional winner of the 2019 Kansas Department of Commerce Business Excellence Award[2]

1) https://www.hillsborofreepress.com/daily-life/the-building-center-receives-recognition
2) https://www.thebuildingcenter.com/news/the-building-center-receives-2019-business-excellence-award

Team



John Wheeler, CEO

- 13 years as a Product Manager at Boise Cascade, a manufacturer of wood products and wholesale distributor of building materials

Morgan Wheeler, President

- Son of John Wheeler who manages all things sales, marketing, and purchasing related

Jason Wheeler, Vice President of Operations (Part-time)

- He additionally holds a position as a Municipal Water Plant Manager in the city of Hillsboro, Kansas

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.